TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER AND
YEAR END 2013 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 5, 2014 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months and year ended December 31, 2013. All dollar values are expressed in United States dollars unless otherwise stated.

2013
●	Production increased to 18,284 barrels of oil per day (“Bopd”) from an average 17,432 Bopd in 2012, a growth rate of 5%;
●	Funds flow from operations of $139.1 million ($1.70/share diluted) based on average Brent oil pricing of $108.64 in 2013;
●	Net earnings of $58.5 million ($0.65/share diluted), which includes $30.1 million in impairment losses;
●	Signed four new 100% WI concession agreements in Egypt that were won in the 2011/2012 EGPC bid round;
●	Year-end 2013 Proved plus Probable (“2P”) reserves decreased 7% to 45.3 MMBbl, representing a production replacement for the year of 48%;
●	Three-year weighted average finding and development costs of $10.02/Bbl (2P) with a recycle ratio of 2.21;
●	Three-year weighted average finding, development and acquisition costs of $10.23/Bbl (2P) with a recycle ratio of 2.17;
●
Collected $275.2 million in Egyptian receivables during the year (including $127.4 million in Q4) reducing the total receivables outstanding at year end to $148.3 million from $221.0 million in 2012; and

●	Ended the year with $122.1 million in cash and cash equivalents; positive working capital of $242.0 million or $154.4 million net of debt (including convertible debentures).
2014
●	Production guidance of 20,000 to 21,000 Bopd, a 12% increase over 2013 using the mid-point of 20,500 Bopd;
●	Funds Flow guidance of $146.0 million, based on an average Dated Brent oil price of $100.0/Bbl and using the mid-point production of 20,500 Bopd;
●	January production 18,932 Bopd; February production 18,000 Bopd;
●	Development lease for North Dabaa gas/condensate discovery (East Ghazalat) approved February 18, 2014;
●	Expect to introduce a quarterly dividend ($0.05/share) in 2014 (subject to lender and regulatory approval).

A conference call to discuss TransGlobe’s 2013 fourth quarter and year-end results presented in this news release will be held Wednesday, March 5, 2014 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-8527 or toll free at 800-446-4472 (see also TransGlobe’s news release dated February 26, 2014). The webcast may be accessed at http://www.gowebcasting.com/5235.

TransGlobe Energy Corporation’s
Annual General and Special Meeting of the Shareholders
Thursday, May 8, 2014 at 3:00 p.m. Mountain Time
Centennial Place West, 3rd Floor, 250 - 5th Street S.W., Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

Three months ended December 31				Year-ended December 31
	2013	2012	% Change	2013	2012	% Change
Oil revenue	161,035	173,864	(7)	635,496	633,992	—
Oil revenue, net of royalties	81,196	92,281	(12)	315,316	317,666	(1)
Derivative gain (loss) on commodity contracts	—	—	—	—	(125)	—
Production and operating expense	16,807	17,343	(3)	65,791	52,367	26
General and administrative expense	7,184	7,377	(3)	27,569	28,206	(2)
Depletion, depreciation and amortization expense	14,161	12,430	14	49,414	46,946	5
Income taxes	22,156	22,415	(1)	85,351	88,075	(3)
Funds flow from operations*	36,743	46,839	(22)	139,118	153,498	(9)
Basic per share	0.49	0.64		1.88	2.09
Diluted per share	0.49	0.57		1.70	2.03
Net earnings	6,893	34,836	(80)	58,512	87,734	(33)
Net earnings - diluted	6,893	32,156	(79)	53,036	87,734	(40)
Basic per share	0.09	0.48		0.79	1.20
Diluted per share	0.09	0.39		0.65	1.16
Capital expenditures	69,264	20,150	244	129,170	51,651	150
Corporate acquisitions	—	(719)	—	—	27,259	(100)
Working capital	241,969	262,217	(8)	241,969	262,217	(8)
Long-term debt, including current portion	—	16,885	(100)	—	16,885	(100)
Convertible debentures	87,539	98,742	(11)	87,539	98,742	(11)
Common shares outstanding
Basic (weighted-average)	74,257	73,768	1	73,962	73,380	1
Diluted (weighted-average)	75,751	82,210	(8)	81,972	75,523	9
Total assets	675,800	653,425	3	675,800	653,425	3
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	18,519	17,875	4	18,284	17,432	5
Average sales volumes (Bopd)	18,213	19,148	(5)	18,193	17,496	4
Average price ($ per Bbl)	96.10	98.69	(3)	95.70	99.01	(3)
Operating expense ($ per Bbl)	10.03	9.84	2	9.91	8.18	21

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

Three wells were drilled during the fourth quarter resulting in one (Hana) oil well, one (Hana) water injector and one (Fadl) dry well. The Hana oil well encountered oil in 3 zones including a potential new pool in the deeper Matulla formation, a pool extension in the Lower Rudeis formation and in the main Hana Markha formation. The Matulla zone is scheduled to commence production in early March.

Subsequent to year-end, three additional wells have been drilled in the Arta area resulting in two Lower Nukhul oil wells and one well which was plugged back to surface casing and suspended for a future sidetrack. The first Lower Nukhul oil well was completed and placed on production at an initial rate of 300 Bopd in late January.

One drilling rig is currently drilling in the East Arta area of the West Gharib concession and is scheduled to remain in West Gharib during the first half of 2014.

Production

Production from West Gharib averaged 11,983 Bopd to TransGlobe during the fourth quarter, a 2% (294 Bopd) decrease from the previous quarter.

Production averaged 11,556 Bopd to TransGlobe during January, 10,900 Bopd during February and approximately 11,700 Bopd to-date in March. February rates were impacted by well servicing issues at two of the larger West Gharib producers which was further exacerbated by mechanical issues on the contracted service rig. The service rig mechanical issues have repaired and it is expected that the backlog of lower rate producers requiring servicing will be brought back on production during March.

Quarterly West Gharib Production (Bopd)	2013
	Q-4	Q-3	Q-2	Q-1
Gross production rate	11,983	12,274	12,829	12,970
TransGlobe working interest	11,983	12,274	12,829	12,970
TransGlobe net (after royalties)	6,600	6,865	7,066	7,084
TransGlobe net (after royalties and tax)*	4,592	4,812	4,995	4,916
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled four wells during the fourth quarter resulting in three oil wells (two in the H-field and one in the K-field) and one dry hole in the M-field. The K-field well encountered oil in the Asl A and Asl B zone and was completed in the B zone at an initial rate of 460 bopd. The first H-field well encountered three oil zones (Yusr A, B and C) and the second H-field well encountered two oil zones (Yusr A and B). The wells were completed in the lower-most zones with initial rates of 160 bopd and 330 bopd respectively.
Subsequent to year-end, the Company has drilled two oil wells in the K-field. The first well encountered oil in the Asl A, B and E which was completed in the Asl E and placed on production at an initial rate of 190 Bopd in late January. The second well encountered oil in the Asl A, which was completed and placed production in late February but is still cleaning up.
The rig is currently drilling in H field and it is expected that it will continue working in West Bakr throughout 2014.
Production
Production from West Bakr averaged 5,521 Bopd to TransGlobe during the fourth quarter, a 2% (128 Bopd) increase from the previous quarter.

Production averaged 5,908 Bopd in January, 5,600 Bopd in February and approximately 6,100 Bopd to-date in March. Production increases compared to 2013 are attributable to new drilling and successful well workover activities. February rates were down compared to January and March due to an increase in well servicing events.

Quarterly West Bakr Production (Bopd)	2013
	Q-4	Q-3	Q-2	Q-1
Gross production rate	5,521	5,393	4,889	4,359
TransGlobe working interest	5,521	5,393	4,889	4,359
TransGlobe net (after royalties)	2,026	1,488	1,624	1,373
TransGlobe net (after royalties and tax)*	1,631	1,102	1,274	1,061
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

No wells were drilled during the fourth quarter.

Subsequent to year-end, the Company has drilled two wells resulting in one oil well at Safwa and one dry hole at East Ghazalat #3.

The operator filed and received approval for the North Dabaa development lease which includes 6 development blocks (approximately 18 square kilometers), effective February 18, 2014. The Company has approved an exploration/appraisal well offsetting the North Dabaa gas/condensate discovery (announced November 3, 2013 in the third quarter press release) as part of the 2014 capital budget. The well is planned to commence drilling in the third quarter subject to rig availability.

Production

Production from East Ghazalat averaged 670 Bopd (335 Bopd to TransGlobe) during the fourth quarter, a 59% or 248 Bopd (124 Bopd to TransGlobe) increase from the previous quarter. Production was restored from two wells early in the fourth quarter which had been shut in waiting on a service rig since early in the third quarter.

The Safwa field production averaged 752 Bopd (376 Bopd to TransGlobe) in January and 718 Bopd (359 Bopd to TransGlobe) in February.

Quarterly East Ghazalat Production (Bopd)	2013
	Q-4	Q-3	Q-2	Q-1
Gross production rate	670	421	786	677
TransGlobe working interest	335	211	393	338
TransGlobe net (after royalties)	168	106	189	170
TransGlobe net (after royalties and tax)*	134	84	149	135
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
The Company drilled two exploration wells during the fourth quarter resulting in two dry holes at Taef and West Manar. Taef #1 reached a total depth of 7,435 feet in November 2013 and was plugged and abandoned. The well cost approximately $2.1 million gross to drill and abandon. West Manar #1 was drilled to a total depth of 7,300 feet during December 2013 before being plugged and abandoned. Gross well costs were approximately $1.9 million.
The Company has not provided guidance for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells. The Company has the financial capacity to increase the 2014 capital program if the necessary approvals can be obtained.

EGPC BID ROUND RESULTS
New Exploration Blocks, Eastern & Western Desert (100% working interest, operated)
The Company has prepared and submitted an initial 18 wells for the necessary approvals on the North West Gharib (“NWG”) block in the Eastern Desert. The Company has identified 79 drilling locations based on existing 3-D seismic and geological modeling of the area. The Company is targeting the second quarter of 2014 to commence exploration drilling at NWG. Based on current mapping the Company has internally estimated a prospective resource of 71 million barrels on an un-risked deterministic basis for the NWG block. The 2014 drilling program will target up to 58 million barrels of the total 71 million barrels of prospective resource identified to date.

Based on surface and remote-sensing mapping, the same structural configuration that created the pools found in the West Gharib concession is likely present in the NWG, SW Gharib (“SWG”) and SE Gharib (“SEG”) blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. The Company has identified an additional 15 areas of interest (“leads”) in the NWG block, 4 leads on the SWG block and 2 leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program. The Company has approved a large (1,000+ square kilometers of 3-D and 300+ kilometers of 2-D) seismic acquisition program for the Eastern Desert in 2014.

In the Western Desert, the South Ghazalat concession will be covered by an 800 km2 3-D seismic acquisition program during the initial evaluation. This large block is situated on the western margin of the prolific Abu Gharadig Basin, immediately west of the non-operated East Ghazalat block, where a Jurassic gas-condensate discovery was made and announced late in 2013.

The total seismic program will consist of approximately 1,800 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic. Subject to approvals and crew availability, the Company’s target is to commence acquisition in the Eastern Desert during second quarter of 2014. It is expected the full program, providing broad coverage of the new concessions, will be completed in early 2015.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the quarter.
Production
Production sales from Block 32 averaged 2,718 Bopd (375 Bopd to TransGlobe) during the quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the fourth quarter averaged 1,995 Bopd (276 Bopd to TransGlobe) which is approximately 14% lower than the previous quarter due to pipeline interruptions and natural declines.
Field production averaged approximately 1,664 Bopd (230 Bopd to TransGlobe) during January and 308 Bopd (43 Bopd to TransGlobe) during February. Production from Block 32 was shut in February 9 due to tribal issues which have affected service and supplies for the field operations. Limited production operations recommenced February 25th following the partial resumption of services.

Quarterly Block 32 Production and Sales (Bopd)	2013
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	1,995	2,310	2,211	2,416
Gross sales production rate	2,718	1,673	3,100	1,556
TransGlobe working interest	375	231	428	215
TransGlobe net (after royalties)	283	169	264	210
TransGlobe net (after royalties and tax)*	256	150	211	113
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

No new wells were drilled during the quarter. The joint venture partners initially approved the Gabdain #3 exploration well in the 2013 budget, subject to the resolution of logistic/security issues in the area which have not been resolved to date. The well has been included in the 2014 exploration budget subject to resolution of tribal issues in the area.

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.
Production
The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. There were no crude oil liftings during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
Field production averaged 1,624 Bopd during the fourth quarter (405 Bopd to TransGlobe) and was booked as inventory.
Field production averaged approximately 3,447 Bopd (862 Bopd to TransGlobe) during January and 4,436 Bopd (1,109 Bopd to TransGlobe) during February. Block S-1 production was shut in approximately 11 days in January due to export pipeline restrictions. It had produced continuously during February until an export pipeline disruption on February 24 that has resulted in the field being shut-in. No firm timing for resumption of sales has been provided but recent disruptions have generally been less than a week. The operator scheduled a cargo lifting for the first quarter of 2014 which occurred at the end of February.

Quarterly Block S-1 Production and Sales (Bopd)	2013
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	1,624	—	—	—
Gross sales production rate	—	—	—	108
TransGlobe working interest	—	—	—	27
TransGlobe net (after royalties)	—	—	—	14
TransGlobe net (after royalties and tax)*	—	—	—	10
* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production in Egypt and Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the PSCs and the method of funding such drilling commitments, the Company's beliefs regarding the reserve and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
2014 Outlook Highlights

•	Production is expected to average between 20,000 Bopd and 21,000 Bopd, a 9% to 15% increase over the 2013 average production;

•
Exploration and development spending is budgeted to be $100 million excluding acquisitions, a 13% increase from 2013 capital spending (excluding bonus payments on new concessions), to be funded from funds flow from operations and cash-on-hand; and

•
Funds flow from operations is estimated at $146 million, representing an increase of 5% from 2013, using mid-point production guidance and an average Dated Brent oil price assumption of $100.00 per barrel.

2014 Updated Production Outlook
Production for 2014 is expected to average between 20,000 Bopd and 21,000 Bopd, representing a 9% to 15% increase over the 2013 average production of 18,284 Bopd. The significant variables in production estimates include the proportion of the year that Block S-1 in Yemen is on production and development drilling results in Egypt.

Production Forecast
	2014 Guidance	2013 Actual	% Change
Barrels of oil per day	20,000 – 21,000	18,284	9 - 15
2014 Updated Funds Flow From Operations Outlook
Funds flow from operations is estimated at $146 million ($1.93/share) based on an annual average Dated Brent oil price of $100 per barrel and using the mid-point of the production guidance. Variations in production and commodity prices during 2014 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10 per barrel for the year would result in a corresponding change in anticipated 2014 funds flow by approximately $15.0 million or $0.20/share.

Funds Flow Forecast
	2014 Guidance	2013 Actual	% Change
Funds flow from operations ($ millions)	146.0	139.0	5
Brent oil price ($ per bbl)	100.00	108.64	(8)

2014 Capital Budget
($ millions)	2014
Egypt	94.0
Yemen	6.0
Total	100.0
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 51 wells (net 45.9 wells) in 2014. It is anticipated that the Company will fund its 2014 capital budget from funds flow from operations and working capital.
The board of directors has approved the implementation of a quarterly dividend policy. Subject to the receipt of all required approvals of the TSX and our lenders, the board of directors expects to declare at the end of March 2014 a quarterly dividend of $0.05 per share payable as soon as possible thereafter. The funding of the dividend will be provided by cash on hand and funds flow from operations.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations

($000s)	2013	2012
Cash flow from operating activities	199,508	93,992
Changes in non-cash working capital	(60,390)	59,506
Funds flow from operations*	139,118	153,498
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and
    Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Recycle ratio
Recycle ratio is a measure that is used to evaluate the efficiency of the Company's capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis. Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2013	% Change	2012	% Change	2011

Operations
Average production volumes (Bopd)	18,284	5	17,432	44	12,132
Average sales volumes (Bopd)	18,193	4	17,496	44	12,132
Average price ($/Bbl)	95.70	(3)	99.01	(3)	101.58
Oil sales	635,496	—	633,992	41	449,794
Oil sales, net of royalties	315,316	(1)	317,666	28	247,754
Cash flow from operating activities	199,508	112	93,992	48	63,630
Funds flow from operations*	139,118	(9)	153,498	28	119,976
- Basic per share	1.88		2.09		1.65
- Diluted per share **	1.70		2.03		1.60
Net earnings	58,512	(33)	87,734	8	81,392
Net earnings - diluted	53,036	(40)	87,734	8	81,392
- Basic per share	0.79		1.20		1.12
- Diluted per share	0.65		1.16		1.09
Total assets	675,800	3	653,425	24	525,806
Cash and cash equivalents	122,092	47	82,974	89	43,884
Convertible debentures	87,539	—	98,742	—	—
Total long-term debt, including current portion	—	(100)	16,885	(71)	57,609
Debt-to-funds flow ratio***	0.6		0.8		0.5
Reserves
Total Proved (MMBbl)****	31.6	(4)	32.8	16	28.2
Total Proved plus Probable (MMBbl)****	45.3	(7)	48.7	10	44.2
 * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.84 for the year ended December 31, 2013 (2012 - $2.03; 2011 - $1.60).
 *** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies. See "Additional Measures".

  **** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 15, 2014, January 18, 2013 and January 10, 2012 with effective dates of December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2013 compared with 2012, TransGlobe:

•	Increased total sales volumes by 4%, as a result of a 7% increase in sales volumes from Egypt offset by a 62% decline in sales volumes in Yemen;

•	Reported net earnings of $58.5 million, which includes $30.1 million in impairment losses on the South Mariut and East Ghazalat assets;

•
Achieved funds flow from operations of $139.1 million, which represents a decrease of 9% from 2012. The decrease in funds flow from operations in 2013 is principally due to higher operating costs in Egypt and in Yemen (Block S-1) which were not recovered from production during 2013. Also a portion of the Egypt operating costs were accrued which have not yet been recognized by Egyptian General Petroleum Company ("EGPC") into the cost recovery pools. Once these expenses are included in the cost recovery pools the EGPC government take will be reduced to reflect those expenses;

•	Collected $275.2 million on accounts receivable due from EGPC, a 75% increase over 2012, which contributed to an increase in cash flow from operating activities of 112% in 2013 as compared to 2012;

•
Repaid the entire outstanding balance on its borrowing base facility with a syndicate of banks (the "Borrowing Base Facility") to reduce the long-term debt balance (excluding convertible debentures) to nil as at December 31, 2013; and

•	Increased the Company's cash and cash equivalent position to $122.1 million as at December 31, 2013, which represents a 47% increase from December 31, 2012.

2013 TO 2012 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2012 net earnings	87,734	1.16
Cash items
Volume variance	22,706	0.25	26
Price variance	(21,202)	(0.26)	(24)
Royalties	(3,854)	(0.05)	(4)
Expenses:
Production and operating	(13,424)	(0.16)	(15)
Cash general and administrative	1,390	0.02	2
Exploration	232	—	—
Current income taxes	(248)	—	—
Realized foreign exchange gain (loss)	110	—	—
Issue costs for convertible debentures	4,630	0.06	5
Interest on long-term debt	(15)	—	—
Other income	(90)	—	—
Total cash items variance	(9,765)	(0.14)	(10)
Non-cash items
Unrealized derivative gain (loss)	125	—	—
Unrealized foreign exchange gain (loss)	4,827	0.06	6
Depletion and depreciation	(2,468)	(0.03)	(3)
Unrealized gain (loss) on financial instruments	5,679	0.07	6
Impairment loss	(29,995)	(0.37)	(34)
Stock-based compensation	(762)	(0.01)	(1)
Deferred income taxes	2,972	0.04	3
Deferred lease inducement	9	—	—
Amortization of deferred financing costs	156	—	—
Total non-cash items variance	(19,457)	(0.24)	(23)
2013 net earnings	58,512	0.78	(33)
Other items affecting diluted earnings per share
Convertible debentures		(0.13)	(11)
2013 net earnings per share - diluted		0.65	(44)
Net earnings decreased to $58.5 million in 2013 compared to $87.7 million in 2012, which was mostly due to impairment losses booked on the Company's South Mariut and East Ghazalat assets in 2013 in the amount of $30.1 million. The Company's earnings were impacted positively by increased production volumes, an increased foreign exchange gain, an unrealized gain recorded on convertible debentures and decreased finance costs due to the lack of convertible debenture issue costs in 2013. These positives were offset by a decrease in realized oil prices, higher royalties and increased production and operating costs resulting from higher production volumes.
BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013	2012
Dated Brent average oil price ($/Bbl)	108.64	111.56
U.S./Canadian Dollar average exchange rate	1.0303	0.9994

The price of Dated Brent oil averaged 3% lower in 2013 compared with 2012. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. The Company experienced a substantial improvement in collections of accounts receivable from the Egyptian Government in 2013, collecting a total of $275.2 million, including $127.4 million in the fourth quarter. Collections on accounts receivable were 75% higher in 2013 compared to 2012, which reduced the accounts receivable balance from $221.0 million as at December 31, 2012 to $148.3 million at December 31, 2013. While this improvement was significant, the Company’s accounts receivable at December 31, 2013 were still approximately 6 months past due. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full.
In late June of 2013 massive civil protests in Cairo and other large population centres in Egypt began which ultimately led to the Egyptian military removing the President from his office on July 3, 2013.  Additional protests held by supporters of Mohamed Morsi continued in Cairo and other major cities in Egypt for several weeks following his removal from office. Since that time there have been only very small civil disturbances and demonstrations. TransGlobe's offices and staff in Cairo and elsewhere were not materially impacted by these events. In addition, these events have had no significant impact on the Company's day-to-day operations.  At this time it is not possible for TransGlobe to predict how the transition to a newly-elected government, which is planned for 2014, will impact the Company in the long-term.  However, the interim government officials appointed and the significant financial support pledged from neighboring countries are viewed as positive by TransGlobe.
On October 3, 2013, TransGlobe received written notice from the Egyptian Government that the four PSCs (100% working interest) that were won in the 2011/2012 EGPC bid round had been ratified into law. The new PSCs became effective on November 7, 2013 following the settlement of signature bonuses and an official signature ceremony.  The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses of $40.6 million, the acquisition of new 2D and 3D seismic, and the drilling of 38 wells. The Company views the timely ratification of the new PSCs, post the implementation of the new interim government, as a positive indicator that Egypt's oil and gas processes are normalizing.
SELECTED QUARTERLY FINANCIAL INFORMATION

	2013				2012
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average sales volumes (Bopd)	18,213	18,109	18,539	17,909	19,148	17,124	16,978	16,720
Average price ($/Bbl)	96.10	97.18	90.48	99.21	98.70	96.88	95.84	104.78
Oil sales	161,035	161,900	152,646	159,915	173,864	152,624	148,078	159,426
Oil sales, net of royalties	81,196	78,531	76,223	79,366	92,281	74,540	73,633	77,212
Cash flow from operating activities	109,226	22,035	16,347	51,900	65,250	2,368	24,603	1,771
Funds flow from operations*	36,743	33,483	32,887	36,005	46,839	35,397	35,174	36,088
Funds flow from operations per share
- Basic	0.49	0.45	0.45	0.49	0.63	0.49	0.48	0.49
- Diluted	0.49	0.44	0.40	0.44	0.57	0.47	0.43	0.48
Net earnings	6,893	16,344	10,397	24,878	34,836	11,774	30,149	10,975
Net earnings - diluted	6,893	16,344	(183)	21,427	32,156	11,774	20,821	10,975
Net earnings per share
- Basic	0.09	0.22	0.14	0.34	0.48	0.16	0.41	0.15
- Diluted	0.09	0.22	—	0.26	0.39	0.16	0.25	0.15
Total assets	675,800	723,708	670,996	672,675	653,425	635,529	620,937	648,012
Cash and cash equivalents	122,092	128,162	101,435	112,180	82,974	45,732	72,230	127,313
Convertible debentures	87,539	85,300	81,830	93,842	98,742	102,920	95,043	105,835
Total long-term debt, including current portion	—	39,040	15,224	17,097	16,885	31,878	37,855	57,910
Debt-to-funds flow ratio**	0.6	0.8	0.6	0.7	0.8	1.0	1.0	1.2
  * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Additional Measures".

During the fourth quarter of 2013, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at December 31, 2013;

•
Reported net earnings of $6.9 million,a decrease in net earnings of $27.9 million from the fourth quarter of 2012 principally due to a $10.2 million impairment loss on the Company's East Ghazalat petroleum properties and an $8.1 million unrealized loss on convertible debentures ($5.2 million loss recognized in the fourth quarter of 2013, combined with an unrealized gain of $2.9 million recognized in the fourth quarter of 2012);

•
Achieved funds flow from operations of $36.7 million, a decrease of 22% from Q4-2012 (which included a lifting from Block S-1), which was principally due to decreased sales volumes and prices, combined with increased operating costs;

•
Experienced a substantial increase in cash flow from operating activities in Q4-2013 as compared to all other quarters in the table above. This is primarily due to collections on accounts receivable from the Egyptian Government in the amount of $127.4 million during Q4-2013;

•
Spent $69.3 million on capital programs, including signature bonuses and fees on the new concessions in the amount of $42.6 million, which have been booked as intangible exploration and evaluation assets on the Company's Consolidated Balance Sheet.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	2013	2012
Egypt	17,874	16,656
Yemen	410	776
Total Company	18,284	17,432

Sales Volumes

	2013	2012
Egypt	17,874	16,656
Yemen	319	840
Total Company	18,193	17,496

Netback

Consolidated
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	635,496	95.70	633,992	99.01
Royalties	320,180	48.22	316,326	49.40
Current taxes	88,851	13.38	88,603	13.84
Production and operating expenses	65,791	9.91	52,367	8.18
Netback	160,674	24.19	176,696	27.59

Egypt
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	622,790	95.46	600,536	98.51
Royalties	316,211	48.47	303,651	49.81
Current taxes	87,583	13.42	84,935	13.93
Production and operating expenses	58,215	8.92	43,247	7.09
Netback	160,781	24.65	168,703	27.68
The netback per Bbl in Egypt decreased 11% in 2013 compared with 2012, which is a result of oil prices decreasing by 3% combined with higher production and operating expenses were $7.4 million higher as at December 31, 2013 as compared to December 31, 2012. The increased operating expenses were principally due to increased handling fees and increased staffing costs. In addition, a large portion of the increased operating expenses where accrued and cannot be used to increase the cost oil allocated to the Company until paid in cash. Therefore, the Company did not experience a corresponding decrease in royalties and taxes on a per Bbl basis as a result of the increased production and operating costs per Bbl in 2013. Furthermore, a portion of the decrease to netback per Bbl is due to a larger percentage of Egypt production coming from West Bakr in 2013 as compared to 2012. Due to the terms of the West Bakr PSC, the netback per Bbl at West Bakr is lower than the netback per Bbl at West Gharib.

The average selling price in 2013 was $95.46/Bbl, which represents a gravity/quality adjustment of approximately $13.18/Bbl to the average Dated Brent oil price for the year of $108.64/Bbl. Royalties and taxes as a percentage of revenue were 65% in 2012, and remained consistent at this percentage in 2013.

Yemen
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	12,706	109.13	33,456	108.82
Royalties	3,969	34.09	12,675	41.23
Current taxes	1,268	10.89	3,668	11.93
Production and operating expenses	7,576	65.07	9,120	29.66
Netback	(107)	(0.92)	7,993	26.00
In Yemen, the Company experienced a negative netback per Bbl of $0.92 in 2013. Production and operating expenses on a per Bbl basis were elevated in 2013 as a result of production being shut-in on Block S-1 for the majority of the year. While production volumes were down, the Company continued to incur the majority of the production and operating costs on Block S-1 which significantly increased production and operating expenses per Bbl. Block S-1 production and operating expenses contributed $28.11/Bbl to the production and operating expenses per Bbl in the table above for the year ended December 31, 2013. After being shut-in for several months, when production resumed on Block S-1 in July 2012 and again in November 2012 all operating expenses accumulated during the shut-in period were recovered through cost oil within the first two months of production. Similarly, it is expected that the Block S-1 production and operating costs incurred while shut-in during 2013 will be recovered from cost oil when production and sales resume. Aside from a 2012 adjustment that was recorded in the first quarter of 2013, the Company did not record any oil sales from Block S-1 in the year, even though production resumed in November 2013.
Royalties and taxes as a percentage of revenue decreased to 41% in the year ended December 31, 2013, compared with 49% in 2012.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	27,257	4.10	27,545	4.30
Stock-based compensation	5,264	0.79	4,502	0.70
Capitalized G&A and overhead recoveries	(4,952)	(0.75)	(3,841)	(0.60)
G&A (net)	27,569	4.14	28,206	4.40
G&A expenses (net) incurred in 2013 remained relatively consistent with G&A spending in 2012. On a per Bbl basis, the 6% decrease is mainly the result of increased sales volumes in 2013.
The increase in stock-based compensation is mostly due to an increase in the total value of new options granted during 2013 as compared to those granted during 2012.
FINANCE COSTS
Finance costs for the year ended December 31, 2013 decreased to $9.1 million compared with $13.9 million in 2012. Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The decrease in finance costs is primarily due to the absence of issue costs on convertible debentures in 2013, for which $4.6 million was spent in 2012.

(000s)	2013	2012
Interest expense	$8,021	$8,006
Issue costs for convertible debentures	—	4,630
Amortization of deferred financing costs	1,109	1,265
Finance costs	$9,130	$13,901
The Company had no long-term debt outstanding under the Borrowing Base Facility as at December 31, 2013 (December 31, 2012 - $18.5 million). On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the year ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	47,659	7.31	44,442	7.29
Yemen	1,347	11.57	2,095	6.81
Corporate	408	—	409	—
	49,414	7.44	46,946	7.33
In Egypt, DD&A remained consistent on a per Bbl basis in the year ended December 31, 2013 compared to 2012. In Yemen, DD&A increased 70% on a per Bbl basis in the year ended December 31, 2013 compared to 2012. This increase is mostly due to a smaller reserve base over which capital costs are being depleted and increased future development costs in 2013 as compared to 2012.
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS AND PETROLEUM PROPERTIES

On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry and subsequently plugged and abandoned. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block. Because the Company and its partners have no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.9 million in 2013. The impairment relates to all intangible exploration and evaluation asset costs, including the costs of acquisition, that had been carried at South Mariut.
The Company recorded an impairment loss in the amount of $10.2 million on its East Ghazalat petroleum properties during the year ended December 31, 2013. The Company experienced a decrease in the net present value of its East Ghazalat oil reserves in the Safwa development lease as at December 31, 2013 as compared to December 31, 2012, causing the recoverable amount to decrease to a level below the carrying value of the East Ghazalat assets as at December 31, 2013. The impairment loss was recorded to reduce the carrying value of the East Ghazalat assets to their recoverable amount.
CAPITAL EXPENDITURES

($000s)	2013	2012
Egypt	125,004	50,220
Yemen	3,740	1,239
Acquisitions	—	27,259
Corporate	426	192
Total	129,170	78,910

In Egypt, total capital expenditures in 2013 were $125.0 million (2012 - $50.2 million). During 2013, the Company drilled 18 wells at West Gharib, 16 wells at West Bakr, four wells at East Ghazalat, three wells at South Mariut and two wells at South Alamein. Of the 43 wells drilled in Egypt, 33 wells were oil wells, 1 was a gas/condensate well and nine were dry holes, resulting in a 79% success rate. In addition, the Company acquired four new PSCs in Egypt (signed in November 2013) for a cost of $42.6 million. In 2012, the Company entered into two share purchase agreements whereby the Company acquired certain interests in South Alamein PSC and South Mariut PSC for Egypt in aggregate cash consideration of approximately $27.3 million.

At Block 32 in Yemen, the Company drilled one development oil well at Godah and one exploration well at Salsala (oil) during 2013.

In 2012, the Company entered into two share purchase agreements whereby the Company acquired certain interests in the South Alamein PSC and South Mariut PSC in Egypt for aggregate cash consideration of approximately $27.3 million.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS
National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate acquisitions, net of any dispositions during the year.

Proved
($000s, except volumes and $/Bbl amounts)	2013	2012	2011
Total capital expenditure	86,570	51,651	70,119
Acquisitions *	42,600	27,305	39,497
Dispositions	—	—	—
Net change from previous year’s future capital	33,027	(4,706)	(6,165)
	162,197	74,250	103,451
Reserve additions and revisions (MBbl)
Exploration and development	5,542	10,999	4,672
Acquisitions, net of dispositions	—	—	7,448
Total reserve additions (MBbl)	5,542	10,999	12,120
Average cost per Bbl
F&D	21.58	4.27	13.45
FD&A	29.27	6.75	8.54
Three-year weighted average cost per Bbl
F&D	10.81	8.77	8.76
FD&A	11.86	8.86	7.85
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2013	2012	2011
Total capital expenditure	86,570	51,651	70,119
Acquisitions *	42,600	27,305	39,497
Dispositions	—	—	—
Net change from previous year’s future capital	25,876	1,191	(14,256)
	155,046	80,147	95,360
Reserve additions and revisions (MBbl)
Exploration and development	3,233	10,888	6,612
Acquisitions, net of dispositions	—	—	11,586
Total reserve additions (MBbl)	3,233	10,888	18,198
Average cost per Bbl
F&D	34.78	4.46	7.07
FD&A	47.96	7.36	5.24
Three-year weighted average cost per Bbl
F&D	10.02	7.42	8.04
FD&A	10.23	7.27	6.79
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2013	2012	2011
Netback ($/Bbl)*	22.20	19.64	22.08	26.24
Proved F&D costs ($/Bbl)	10.81	21.58	4.27	13.45
Proved FD&A costs ($/Bbl)	11.86	29.27	6.75	8.54
F&D Recycle ratio	2.05	0.91	5.17	1.95
FD&A Recycle ratio	1.87	0.67	3.27	3.07
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2013	2012	2011
Netback ($/Bbl)*	22.20	19.64	22.08	26.24
Proved plus Probable F&D costs ($/Bbl)	10.02	34.78	4.46	7.07
Proved plus Probable FD&A costs ($/Bbl)	10.23	47.96	7.36	5.24
F&D Recycle ratio	2.21	0.56	4.95	3.71
FD&A Recycle ratio	2.17	0.41	3.00	5.01
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), realized foreign exchange (gain) loss, cash finance costs and current income tax expense per Bbl of production.

The recycle ratio variances between 2013 and 2012 are driven primarily by increases in F&D and FD&A costs on a per Bbl basis, combined with a reduction in netback per Bbl. F&D costs per Bbl have increased substantially in 2013 as compared to the previous two years primarily due to lower new reserve additions at West Gharib and a negative revision at East Ghazalat. The majority of the $31.7 million of capital expenditures spent at West Gharib during 2013 were included in future development capital at year-end 2012 resulting in a minimal new reserve additions of 0.8 MMBbl on a proved reserves ("1P") basis which did not replace the 4.6 MMBbls of reserves produced in 2013. At West Bakr, 4.9 MMBbl of new reserves were added on a 1P basis on capital expenditures of $29.6 million, which more than replaced the 1.8 MMBbls of reserves produced in 2013. FD&A costs per Bbl were substantially higher than F&D costs per Bbl in 2013 as a result of the acquisition costs in the amount of $42.6 million on the four new concessions in Egypt. No reserves are attributed to the four new concessions.
Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide a more useful measure of the Company's ability to successfully add reserves on an economic basis. The three-year weighted average ratios are consistent with Company expectations and with prior periods.
The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

Recycle Netback Calculation
($000s, except volumes and per Bbl amounts)	2013	2012	2011
Net earnings	58,512	87,734	81,392
Adjustments for non-cash items:
Depletion, depreciation and amortization	49,414	46,946	35,081
Stock-based compensation	5,264	4,502	3,062
Deferred income taxes	(3,500)	(528)	(4,445)
Amortization of deferred financing costs	1,109	1,265	1,189
Amortization of deferred lease inducement	449	458	350
Unrealized (gain) loss on commodity contracts	—	125	177
Unrealized foreign exchange (gain) loss	(4,968)	(141)	416
Unrealized (gain) loss on financial instruments	(5,254)	425	—
Impairment loss	30,071	76	12,147
Gain on acquisition	—	—	(13,187)
Recycle netback*	131,097	140,862	116,182
Sales volumes (MBbl)	6,674	6,380	4,428
Recycle netback per Bbl*	19.64	22.08	26.24
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

OUTSTANDING SHARE DATA
As at December 31, 2013, the Company had 74,599,394 common shares issued and outstanding and 5,870,865 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,870,865 common shares of the Company.
As at March 3, 2014, the Company had 74,284,394 common shares issued and outstanding and 5,787,267 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,787,267 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at December 31, 2013 (December 31, 2012 - 0.8 times). This was within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2013 and 2012:

Sources and Uses of Cash
($000s)	2013	2012
Cash sourced
Funds flow from operations*	139,118	153,498
Transfer from restricted cash	—	1,445
Increase in long-term debt	23,550	—
Issue of convertible debentures	—	97,851
Exercise of options	1,301	3,333
Other	—	639
	163,969	256,766
Cash used
Capital expenditures	129,170	51,651
Deferred financing costs	2,221	440
Transfer to restricted cash	764	—
Acquisitions	—	27,259
Repayment of long-term debt	42,000	41,550
Finance costs	7,277	11,367
Other	1,788	592
	183,220	132,859
	(19,251)	123,907
Changes in non-cash working capital	58,369	(84,817)
Increase (decrease) in cash and cash equivalents	39,118	39,090
Cash and cash equivalents – beginning of year	82,974	43,884
Cash and cash equivalents – end of year	122,092	82,974
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2013 exploration and development and acquisition program of $129.2 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At December 31, 2013, the Company had working capital of $242.0 million (December 31, 2012 - $262.2 million). The decrease to working capital in 2013 is due to a significant decrease in accounts receivable in the amount of $72.7 million, which was partially offset by a $39.1 million increase in cash and cash equivalents and a $10.2 million decrease in accounts payable. The majority of the Company’s accounts receivable are due from EGPC, and the continued political changes in the country have increased EGPC's credit risk, which has in turn increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. The Company collected a total of $275.2 million in 2013, representing a 75% increase over 2012 collections.
To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks").
At December 31, 2013, TransGlobe had $100.0 million available under the Borrowing Base Facility of which no amounts were drawn.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	38,392	38,392	—	—	—
Convertible debentures	Yes - Liability	87,539	—	—	87,539	—
Office and equipment leases [3]	No	15,296	8,986	3,030	2,006	1,274
Minimum work commitments [4]	No	61,250	750	60,500	—	—
Total		202,477	48,128	63,530	89,545	1,274
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2013 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment for two wells, 200 square kilometers of 3D seismic and 300 square kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report prepared by DeGolyer effective December 31, 2013, no additional fees are due in 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2013.

OFF BALANCE SHEET ARRANGEMENTS
The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the Consolidated Balance Sheet as of December 31, 2013.

RISKS
TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

•	Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;

•	Operational risks including capital, operating and reserves replacement risks;

•	Safety, environmental and regulatory risks; and

•	Political risks.
Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.
The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
The ongoing political changes in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. Continued instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a very strong liquidity position and management regularly evaluates operational and financial risk strategies and continues to monitor the 2014 capital budget and the Company’s long-term plans. The Company has designed its 2014 budget to be flexible, allowing spending to be adjusted for any unforeseen events and changes in commodity prices.
Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.
Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production.
Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company uses financial derivative contracts from time to time as deemed necessary to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2013 of approximately $9.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $7.8 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds on an expedited basis, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2013 was $6.6 million (2012 - $3.7 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in an increase in the net earnings for the year ended December 31, 2013 of approximately $0.7 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net earnings by $0.6 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2013 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings by $0.2 million for the year ended December 31, 2013. The effect of interest rates decreasing by 1% would increase the Company’s net earnings by $0.2 million for year ended December 31, 2013.

Credit Risk
Credit risk is the risk of loss if counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. Despite these factors, the Company expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.
In Egypt, the Company sold all of its 2013 and 2012 production to EGPC. In Yemen, the Company sold all of its 2013 and 2012 Block 32 production to Arcadia Energy Pte Ltd. Block S-1 production was sold to Occidental Oil Asia Pte. Ltd. in 2012. Management considers such transactions normal for the Company and the international oil industry in which it operates.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
Although the Company's Egyptian PSCs clearly state that the Company may transfer funds out of Egypt at its discretion, there is no certainty that in the future exchange controls will not be implemented that would prevent the Company from transferring funds abroad. In Egypt, the Government has imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to transfer funds to the Company and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's funds held in Egypt.
To date, the Company has experienced no difficulties with transferring funds abroad.
Operational Risk
The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.
Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.
To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.
The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.
Safety, Environmental and Regulatory Risk
To mitigate environmental risks, the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a "Whistleblower" Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.
Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risk
TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, economic and legal sanctions and other uncertainties arising from foreign governments.
While the recent civil unrest in Egypt and Yemen has created uncertainty regarding the Company's political risk, management believes that the Company is well positioned to adapt to this situation due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents. However, if the political issues in Egypt and Yemen continue for an extended period of time, the Company may be forced to reduce its capital spending including drilling and/or completing fewer wells than anticipated, which will have a negative effect on current and future production volumes and correspondingly proved and probable reserves and cash flows.

Consolidated Statements of Earnings and Comprehensive Income
(Expressed in thousands of U.S. Dollars, except per share amounts)

	2013	2012
REVENUE
Oil sales, net of royalties	$315,316	$317,666
Derivative gain (loss) on commodity contracts	—	(125)
Finance revenue	362	452
	315,678	317,993

EXPENSES
Production and operating	65,791	52,367
General and administrative	27,569	28,206
Foreign exchange (gain) loss	(5,042)	(105)
Finance costs	9,130	13,901
Exploration	136	368
Depletion, depreciation and amortization	49,414	46,946
Unrealized (gain) loss on financial instruments	(5,254)	425
Impairment loss	30,071	76
	171,815	142,184

Earnings before income taxes	143,863	175,809

Income tax expense (recovery) – current	88,851	88,603
– deferred	(3,500)	(528)
	85,351	88,075
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR	$58,512	$87,734

Earnings per share
Basic	$0.79	$1.20
Diluted	$0.65	$1.16

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

	As at	As at
	December 31, 2013	December 31, 2012
ASSETS
Current
Cash and cash equivalents	$122,092	$82,974
Accounts receivable	148,284	221,017
Prepaids and other	8,460	6,813
Product inventory	1,525	—
	280,361	310,804
Non-Current
Restricted cash	1,546	782
Deferred financing costs	2,678	—
Intangible exploration and evaluation assets	89,991	48,414
Property and equipment
Petroleum properties	288,756	280,895
Other assets	4,288	4,350
Goodwill	8,180	8,180
	$675,800	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities	$38,392	$48,587
	38,392	48,587
Non-Current
Long-term debt	—	16,885
Convertible debentures	87,539	98,742
Deferred taxes	48,863	52,363
Other long-term liabilities	816	988
	175,610	217,565

SHAREHOLDERS’ EQUITY
Share capital	160,561	158,721
Contributed surplus	15,692	11,714
Retained earnings	323,937	265,425
	500,190	435,860
	$675,800	$653,425

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	2013	2012

Share Capital
Balance, beginning of year	$158,721	$154,263
Stock options exercised	372	3,333
Transfer from contributed surplus on exercise of options	1,468	1,125
Balance, end of year	$160,561	$158,721

Contributed Surplus
Balance, beginning of year	$11,714	$8,538
Share-based compensation expense	5,446	4,301
Transfer to share capital on exercise of options	(1,468)	(1,125)
Balance, end of year	$15,692	$11,714

Retained Earnings
Balance, beginning of year	$265,425	$177,691
Net earnings and total comprehensive income	58,512	87,734
Balance, end of year	$323,937	$265,425

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year	$58,512	$87,734
Adjustments for:
Depletion, depreciation and amortization	49,414	46,946
Deferred lease inducement	449	458
Impairment of exploration and evaluation costs	30,071	76
Stock-based compensation	5,264	4,502
Finance costs	9,130	13,901
Income tax expense	85,351	88,075
Unrealized (gain) loss on commodity contracts	—	125
Unrealized (gain) loss on financial instruments	(5,254)	425
Unrealized (gain) loss on foreign currency translation	(4,968)	(141)
Income taxes paid	(88,851)	(88,603)
Changes in non-cash working capital	60,390	(59,506)
Net cash generated by (used in) operating activities	199,508	93,992

INVESTING
Additions to intangible exploration and evaluation assets	(61,501)	(5,384)
Additions to petroleum properties	(66,703)	(45,386)
Additions to other assets	(966)	(881)
Business acquisitions	—	(27,259)
Changes in restricted cash	(764)	1,445
Changes in non-cash working capital	(2,021)	(25,311)
Net cash generated by (used in) investing activities	(131,955)	(102,776)

FINANCING
Issue of common shares for cash	1,301	3,333
Deferred financing costs	(2,221)	(440)
Interest paid	(7,277)	(6,737)
Increase in long-term debt	23,550	—
Issue of convertible debentures	—	97,851
Issue costs for convertible debentures	—	(4,630)
Repayments of long-term debt	(42,000)	(41,550)
Increase (decrease) in other long-term liabilities	(561)	(592)
Net cash generated by (used in) financing activities	(27,208)	47,235
Currency translation differences relating to cash and cash equivalents	(1,227)	639
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,118	39,090
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	82,974	43,884
CASH AND CASH EQUIVALENTS, END OF YEAR	$122,092	$82,974

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's Convertible Debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com